NEWS RELEASE

INTEROIL ANNOUNCES DIVESTMENT OF OFFSHORE

PETROLEUM PROSPECTING INTEREST

December 7, 2009 -- Houston, Texas and Cairns, Australia - InterOil Corporation (NYSE: IOC) (POMSoX: IOC) announced today that it has agreed to divest its interest in the off-shore Petroleum Prospecting License (PPL) 244, for US$2.0 million.  The divestment remains subject to PNG government approval and contracted pre-emptive rights and is expected to close in the first quarter of 2010.

“We are selling our 15% interest in PPL 244 in order to focus our resources and efforts on PPLs 236, 237 & 238 which contain our substantial on-shore and operated exploration licence areas,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is engaged in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

InterOil News Release

Cautionary Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements.  No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements, including statements concerning the expected closing of the transaction are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

InterOil News Release